Vanguard Specialized Funds
                                  P.O. Box 2600
                             Valley Forge, PA 19482
                                 (610) 669-1000

                                 February 1, 2006

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549
Attention:  Ruth Sanders, Senior Counsel

         Re:      Vanguard Specialized Funds (the "Trust")
                  Registration No. 2-88116
                  File No. 811-3916

Dear Ms. Sanders:

     Pursuant to Rule 477(a) under the Securities Act of 1933, the Trust requests the withdrawal of Post-Effective Amendment No. 54, filed September 23, 2005 (the "Amendment"). The Amendment's EDGAR accession number is 0000932471-03-001558. The Trust requests the withdrawal of the Amendment on the grounds that we plan to refile the fund with a different name. No securities were sold in connection with this offering.

     Please direct any communications concerning this filing to me at (610) 503-2320.

Sincerely,

VANGUARD SPECIALIZED FUNDS



Christopher A. Wightman
Assistant Secretary